UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

CKX, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

 (Title of Class of Securities)

12562M106

 (CUSIP Number of Class of Securities)

with a copy to:
Robert F.X. Sillerman	Howard J. Tytel
c/o CKX, Inc.	CKX, Inc.
650 Madison Avenue, 16th Floor	650 Madison Avenue, 16th Floor
New York, New York 10022	New York, New York 10022
Tel. No.: (212) 838-3100	Tel. No.: (212) 838-3100

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 7, 2007

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 2 of 15

1. NAME OF REPORTING PERSON: ROBERT F.X. SILLERMAN
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS
BK, OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF	7. SOLE VOTING POWER
SHARES	20,681,565 (see Item 5)
BENEFICIALLY	8. SHARED VOTING POWER
OWNED BY	11,183,913(1) (see Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER
PERSON	20,681,565 (see Item 5)
WITH	10. SHARED DISPOSITIVE POWER
11,183,913(1) (see Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,865,478(2)(3)(4)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.28% OF COMMON STOCK(3)
14. TYPE OF REPORTING PERSON
IN

(1) Includes (i) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Mr. Sillerman’s spouse (ii) 6,135,704 shares of Common Stock owned of record by Sillerman Commercial Holdings Partnership L.P., in which Mr. Sillerman is the sole stockholder of the general partner; (iii) 2,556,392 shares of Common Stock owned of record by Sillerman Capital Holdings, L.P., a limited partnership controlled by Mr. Sillerman through a trust for the benefit of Mr. Sillerman’s descendants, and (iv) 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of CKX, Inc. that are subject to an option agreement entered into by Parent (defined in the Introductory Note below) and Promenade (defined in the Introductory Note below).
(2) Includes (i) 20,681,565 shares of Common Stock owned of record by Mr. Sillerman, (ii) 6,135,704 shares of Common Stock owned of record by Sillerman Commercial Holdings Partnership L.P., in which Mr. Sillerman is the sole stockholder of the general partner; (iii) 2,556,392 shares of Common Stock

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 3 of 15

owned of record by Sillerman Capital Holdings, L.P., a limited partnership controlled by Mr. Sillerman through a trust for the benefit of Mr. Sillerman’s descendants; and, (iv) 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of CKX, Inc. that are subject to an option agreement entered into by Parent and Promenade.
(3) Does not include 3,000,000 shares of Common Stock owned of record by the Tomorrow Foundation, a charity founded by Robert F.X. Mr. Sillerman and Laura Baudo Sillerman of which Mr. Sillerman is one of three directors.
(4) Based on 97,220,927 shares of Common Stock of CKX, Inc. outstanding on October 30, 2007 and 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of CKX, Inc.

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 4 of 15

1. NAME OF REPORTING PERSON: SILLERMAN COMMERCIAL HOLDINGS PARTNERSHIP L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-4160637
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS
BK, OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
NUMBER OF	7. SOLE VOTING POWER
SHARES	-0-
BENEFICIALLY	8. SHARED VOTING POWER
OWNED BY	6,135,704 (see Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER
PERSON	-0-
WITH	10. SHARED DISPOSITIVE POWER
6,135,704 (see Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,135,704
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.31% OF COMMON STOCK(1)
14. TYPE OF REPORTING PERSON
PN

(1)  Based on 97,220,927 shares of Common Stock of CKX, Inc. outstanding on October 30, 2007.

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 5 of 15

1. NAME OF REPORTING PERSON: SILLERMAN CAPITAL HOLDINGS, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-4828981
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS
BK, OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
NUMBER OF	7. SOLE VOTING POWER
SHARES	-0-
BENEFICIALLY	8. SHARED VOTING POWER
OWNED BY	2,556,392 (see Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER
PERSON	-0-
WITH	10. SHARED DISPOSITIVE POWER
2,556,392 (see Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,556,392
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.63% OF COMMON STOCK(1)
14. TYPE OF REPORTING PERSON
PN

(1)  Based on 97,220,927 shares of Common Stock of CKX, Inc. outstanding on October 30, 2007.

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 6 of 15

1. NAME OF REPORTING PERSON: SIMON FULLER
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS
BK, OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED KINGDOM
NUMBER OF	7. SOLE VOTING POWER
SHARES	1,507,315 (see Item 5)
BENEFICIALLY	8. SHARED VOTING POWER
OWNED BY	1,491,817
EACH REPORTING	9. SOLE DISPOSITIVE POWER
PERSON	1,507,315 (see Item 5)
WITH	10. SHARED DISPOSITIVE POWER
1,491,817
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,999,132(1)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.04% OF COMMON STOCK(2)
14. TYPE OF REPORTING PERSON
PN
(1) Includes (i) 1,507,315 shares of Common Stock held directly by Mr. Fuller, and (ii) 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of CKX, Inc. that are subject to an option agreement entered into by Parent and Promenade.
(2) Based on 97,220,927 shares of Common Stock of CKX, Inc. outstanding on October 30, 2007 and 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of CKX, Inc.

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 7 of 15

1. NAME OF REPORTING PERSON: 19X, INC.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS
AF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
NUMBER OF	7. SOLE VOTING POWER
SHARES	1,419,817(1)
BENEFICIALLY	8. SHARED VOTING POWER
OWNED BY	0
EACH REPORTING	9. SOLE DISPOSITIVE POWER
PERSON	1,419,817(1)
WITH	10. SHARED DISPOSITIVE POWER
0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,419,817
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.46% OF COMMON STOCK(2)
14. TYPE OF REPORTING PERSON
CO

(1) Does not include the contributions of stock by Robert F.X. Sillerman and Simon Fuller to 19X, Inc. pursuant to the Sillerman-Fuller Agreement (defined below) which are contributable immediately prior to the effective time of the Merger.
(2) Based on 97,220,927 shares of Common Stock of CKX, Inc. outstanding on October 30, 2007.

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 8 of 15

1. NAME OF REPORTING PERSON: THE TOMORROW FOUNDATION
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS
AF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION
NEW YORK
NUMBER OF	7. SOLE VOTING POWER
SHARES	3,000,000
BENEFICIALLY	8. SHARED VOTING POWER
OWNED BY	0
EACH REPORTING	9. SOLE DISPOSITIVE POWER
PERSON	3,000,000
WITH	10. SHARED DISPOSITIVE POWER
0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.09% OF COMMON STOCK(1)
14. TYPE OF REPORTING PERSON
OO
(1) Based on 97,220,927 shares of Common Stock of CKX, Inc. outstanding on October 30, 2007.

SCHEDULE 13D/A

Introductory Note

This Amendment No. 5 (this “Statement”) amends the Schedule 13D originally filed by RFX Acquisition LLC, a Delaware limited liability company (“RFX”), and Robert F.X. Sillerman (“Sillerman”) on December 23, 2004 with respect to the common stock, par value $.01 per share (“Common Stock”), of CKX, Inc. (the “Company” or the “Issuer”) (the initial Schedule 13D is herein referred to as the “Original 13D”) and Amendment No. 1 to the Original 13D filed by RFX, Sillerman, Sillerman Commercial Holdings Partnership L.P. (the “Partnership”), Howard J. Tytel, Mitchell J. Slater and Thomas P. Benson, on February 11, 2005 (“Amendment No. 1”), Amendment No. 2 to the Original 13D filed by Sillerman and the Partnership on January 4, 2006 (“Amendment No. 2”), Amendment No. 3 to the Original 13D filed by Sillerman, the Partnership, Sillerman Capital Holdings, L.P. (“Capital Holdings”), Simon Fuller (“Fuller”) on June 5, 2007 (“Amendment No. 3”) and Amendment No. 4 to the Original 13D filed by Sillerman, the Partnership, Capital Holdings, Fuller, 19X, Inc., a Delaware corporation (the “Parent”), and the Tomorrow Foundation, a New York not for profit corporation (“Tomorrow”), on July 18, 2007 (“Amendment No. 4”).  Sillerman, the Partnership, Capital Holdings, Fuller, the Parent, and Tomorrow are collectively herein referred to as the “Reporting Persons”.  The Reporting Persons are jointly filing this Statement.  Unless specifically amended hereby, Amendment No. 1, Amendment No. 2, Amendment No. 3 or Amendment No. 4, as applicable, the disclosures set forth in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 shall remain unchanged.

The information contained in this Statement is not an offer to sell any Company securities and the Company is not soliciting an offer to buy any Company securities. Any such company securities offered will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

ITEM 3.                  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of Amendment No. 4 is hereby amended and supplemented with the following disclosure:

On November 8, 2007, the Company announced that the Special Committee of its Board of Directors had confirmed that the Parent had delivered fully executed financing letters in satisfaction of the Parent’s contractual obligation to do so under the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 1, 2007, as amended August 1, 2007 and September 27, 2007, among the Company, the Parent (which is currently owned by Sillerman and Fuller), and 19X Acquisition Corp. and the proposed merger contemplated thereby (the “Merger”).  Completion of the Merger is not conditioned upon the Parent receiving financing, however, the Merger Agreement does provide that if the Merger Agreement its terminated due to, among other things, the failure by Parent to obtain the necessary financing by June 1, 2008 (the “Outside Date”), the Parent must pay to the Company a termination fee of $37 million, payable at the option of the Parent in cash or Common Stock of the Company valued at a price of $12.00 per share.  If the failure by the Parent to obtain financing is due to pending litigation with respect to the transaction and all other closing conditions have been satisfied, the Outside Date may be extended to July 31, 2008.  If the Parent us unable to consummate the financing by this extended Outside Date due to the pending litigation, the Parent must pay the Company’s actual out-of-pocket fees and expenses up to a maximum of $15 million.  Sillerman has guaranteed the payment by Parent of the termination fees described above.

The financing letters consist of a combination of equity and debt commitments from, and detailed arrangements and engagements with, Sillerman and Fuller (together, the “Founders”), certain financial institutions and other investors, as described further below.

Equity Financing

                On November 7, 2007, the Parent entered into a commitment letter with Sillerman and Fuller (the “Founder Commitment Letter”), pursuant to which the Founders have agreed to: (1) subscribe for or place with existing stockholders of the Company and members of the Company’s management or their respective controlled affiliates an aggregate of $200,000,000 of common equity, par value $0.01 per share (the “Founder Shares”) (when taken together with existing shares of capital stock of the Parent held by the Founders) on terms to be agreed upon by the Founders and the Parent, with the Founders committing to subscribe for not less than $150,000,000 of the Founder Shares, (when taken together with existing shares of capital stock of the Parent held by the Founders) directly or through entities affiliated with them; and (2) use their commercially reasonable efforts to cause the placement of up to $100,000,000 of preferred equity interests (the “Founder Preferred Shares” and, together with the CS Shares (as defined herein) and the other preferred equity described herein, the "Preferred Shares”).

The Founder Commitment Letter provides that the purchase by the Founders of the Founder Shares may be funded through the exchange of common stock of the Company.  The Founder Commitment Letter further provides the Founders with the right, prior to and/or after the subscription of the Founder Shares and the purchase of the Founder Preferred Shares, to syndicate the Founder Preferred Shares and up to $50,000,000 of their commitments with respect to the Founder Shares to a group of banks, financial institutions and other investors identified by the Founders.  The commitments of the Founders under the Founder Commitment Letter are subject to the following conditions precedent: (1) the negotiation, execution and delivery of definitive documentation for the purchase of the Founder Shares and the Founder Preferred Shares; and (2) compliance in all material respects by the parties thereto with the terms of the Founder Commitment Letter and the other equity and debt commitment and engagement letters described herein.  In addition, the Parent has agreed to indemnify the Founders and their respective agents, advisors, partners, affiliates and successors and assigns against certain liabilities.  The Founder Commitment Letter will terminate if the closing thereunder does not occur on or before 5:00 p.m., New York City time, on July 31, 2008 (or such earlier date as the Merger Agreement shall be terminated or the transaction contemplated thereby are consummated).

On November 7, 2007, the Parent entered into a commitment letter with Credit Suisse Management LLC (“CS”), Sillerman and Fuller (the “CS Commitment Letter”), pursuant to which CS has provided a commitment to purchase (or cause one or more of its affiliates to purchase) up to $50,000,000 Preferred Shares of the Parent on the terms provided therein (the “CS Shares”).  The CS Commitment Letter provides that the amount of CS’ commitment thereafter shall be reduced on a dollar-for-dollar basis by the amount of CS Shares that CS places with purchasers thereof.  The CS Commitment Letter further provides CS with the right, prior to and/or after the purchase of the CS Shares, to syndicate all or a portion of its commitments with respect to the CS Shares to high net worth individuals, entities or other investors identified by CS, pursuant to syndications to be undertaken by CS in consultation with other investment banks and the Parent.  Pursuant to the CS Commitment Letter, the Parent and the Founders have agreed to assist CS in its syndication efforts, including, without limitation, through the provision of documentation and information necessary with respect to such syndication efforts, and to assist CS and use their commercially reasonable efforts to cause the other investment banks to assist CS with its syndication efforts.  The CS Commitment Letter contains customary representations and warranties by the Parent with respect to information provided thereunder and provides that Parent will indemnify CS and its officers, directors, employees, agents, advisors, controlling persons, members and successors and assigns against certain liabilities.

The commitment of CS under the CS Commitment Letter is subject to customary conditions precedent, including, without limitation: (1) CS not having discovered or otherwise becoming aware of previously undisclosed information, believed by CS to be inconsistent in a material and adverse manner with its understanding of (a) the business, assets, liabilities, operations, condition (financial or otherwise), operating results, projections or prospects of the Company and its subsidiaries, taken as a whole, or (b) the Merger and financing transactions; (2) there not having occurred a material adverse effect on the business, assets, liabilities, operations, condition (financial or otherwise), operating results, projections or prospects of the Company and its subsidiaries, taken as a whole, since December 31, 2006; (3) the absence of a disruption or adverse change in the financial, banking or capital markets generally, or in the market for new issuances of leveraged loans or high yield securities in particular, in each case that, in the judgment of CS, could reasonably be expected to impair the syndication of the Preferred Shares; (4) CS’

satisfaction that, prior to and during the syndication of the Preferred Shares, there shall be no other offering, placement or arrangement of equity securities of the Parent, the Company or their respective subsidiaries being announced, offered, placed or arranged (other than with respect to arrangements otherwise described therein) (5) the satisfactory negotiation, execution and delivery of definitive documentation for the purchase of the Shares and related agreements; (6) compliance in all material respects by the parties thereto with the terms of the CS Commitment Letter, the other engagement letters described herein and the Debt Commitment Letter (as defined below); and (7) the satisfaction of other customary closing conditions to be specified by CS.

           The CS Commitment Letter has an attached “Summary of Principal Terms”, which contains the following provisions: (1) the CS Shares will represent a 6.667% fully-diluted economic and voting interest in the Parent after the consummation of the Merger; (2) the CS Shares will be shares of preferred stock with voting rights at least equal to all other forms of stock, as limited by any applicable regulatory restrictions; (3) the rights, preferences and privileges of holders of the Shares sold by CS shall not be any less than those of the other shares described in the Commitment Letter (including, but not limited to rights to a preferred return, voting rights, liquidation preference, redemption rights, anti-dilution provisions, registration rights, information right, pre-emptive rights, rights of first refusal, tag-along rights, drag-along rights, and board of director appointments); and (4) in the event of a liquidation or winding up of the Parent, the remaining assets of the Parent will be distributed ratably to the holders of the preferred stock, prior to any distributions of assets to the holders of the Parent’s common stock.

On November 7, 2007, the Parent also entered into an engagement letter with an investment bank, pursuant to which investment bank committed to use its commercially reasonable efforts to place up to $50,000,000 of Preferred Shares.  The engagement letter contains customary terms and may be terminated by the investment bank at any time upon 10 days’ prior written notice to the Parent.

On November 7, 2007, the Parent also entered into an engagement letter with another investment bank, pursuant to which the investment bank agreed to act as placement agent for the Parent in the private placement of Preferred Shares on a reasonable best efforts basis.  The engagement letter contains customary terms and is terminable by the investment bank at any time upon written notice to the Parent.

Debt Financing

On November 7, 2007, the Parent, Credit Suisse, Cayman Islands Branch ("Credit Suisse"), Credit Suisse Securities (USA) LLC ("CS Securities"), Deutsche Bank Trust Company Americas ("DBTCA") and Deutsche Bank Securities (collectively, the “Engagement Parties”) entered into a Debt Commitment and Engagement Letter (the “Debt Commitment Letter”).  The Company will obtain first priority senior secured credit facilities from Credit Suisse and DBTCA, in an aggregate principal amount of up to $450,000,000 (the “First Lien Facility”); and (b) the Company obtained a commercially reasonable efforts commitment with respect to a second priority senior secured term loan facility (the “Second Lien Facility” and, together with the First Lien Facility, the “Facilities”) in an aggregate principal amount equal to the lesser of two times pro forma EBITDA for the preceding four fiscal quarters and $200,000,000.  The Debt Commitment Letter is subject to customary conditions precedent, including, among others, (1) there not having occurred any event, change or condition since December 31, 2006 that, individually or in the aggregate, has had, or could reasonably be expected to have, a material adverse effect on the business, assets, liabilities, operations, condition, operating results, projections or prospects of the Company, (2) the absence of a disruption or adverse change in the financial, banking or capital markets, generally, or in the market for new issuances of leveraged loans or high yield securities in particular, in each case, that could reasonably be expected to impair the syndication of the Facilities, and (3) the negotiation, execution and delivery of definitive facilities documentation satisfactory to the Engagement Parties and their counsel.  The Parent has agreed to pay the Engagement Parties certain fees in connection with the Debt Commitment Letter and has agreed to indemnify the Engagement Parties and their respective officers, directors, employees, agents, advisors, controlling persons, members and successors and assigns against certain liabilities.

The Debt Commitment Letter is attached hereto as Exhibit 27 and the “Debt Term Sheet” is attached thereto as Exhibit A to the Debt Commitment Letter and both are incorporated herein by reference.

On November 7, 2007, the Parent entered into a commitment letter (the “Sillerman Commitment Letter”) with Sillerman, pursuant to which Sillerman has agreed to purchase up to $100,000,000 of subordinated unsecured notes  (the “Notes”) or senior preferred stock (the “Senior Preferred Stock”) to be issued by the Parent or one of its subsidiaries, either directly or through entities controlled by Sillerman on terms to be agreed upon by the Parent and Sillerman.  The commitment of Sillerman under the Sillerman Commitment Letter is subject to customary conditions precedent, including, among others, (1) the negotiation, execution and delivery of definitive documentation for the purchase of the Notes or the Senior Preferred Stock, as the case may be; and (2) compliance in all material respects by the parties thereto with the terms of the Sillerman Commitment Letter and the other equity and debt commitment and engagement letters described herein.  In addition, the Parent has agreed to indemnify Sillerman and his agents, advisors, partners, affiliates and successors and assigns against certain liabilities.  In addition, on November 7, 2007, the Parent entered into a letter of intent (the “Huff  Letter”) with The Huff Alternative Fund, L.P. and The Huff Alternative Parallel Fund, L.P. (collectively, the “Fund”) pursuant to which, the Fund set forth certain of the proposed terms and conditions upon which it would acquire either, at the Fund’s sole option, through purchase or through the contribution of Company shares, up to $100,000,000 of subordinated unsecured notes (“Huff Notes”) or senior preferred stock (“Huff Senior Preferred Stock”) issued by the Parent.  The  Fund has no obligation to purchase such Huff Notes or Huff Senior Preferred Stock or to consummate the transactions contemplated by the Huff Letter unless and until all of the terms and conditions of the transaction, the Huff Notes, and the Huff Senior Preferred Stock, including the relative priorities thereof, are set forth in definitive documentation, including, without limitation, a definitive purchase agreement, indenture and other definitive agreements and instruments, that have been agreed to on terms acceptable to the Fund in its sole discretion.   Pursuant to the Huff Letter, the Parent has agreed to indemnify the Fund and its directors, officers, stockholders, employees, advisors, representatives and agents, and their respective affiliates, against certain liabilities.

The Sillerman Commitment Letter is attached hereto as Exhibit 28 and the Huff Letter is attached hereto as Exhibit 29 and both are incorporated herein by reference.

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of Amendment No. 4 is hereby amended and supplemented with the following disclosure:

Item 3 contains a description of the equity and debt financing and is incorporated herein by reference.

ITEM 7.                  MATERIAL TO BE FILED AS EXHIBITS

Item 7 of Amendment No. 3 is amended and restated in its entirety as follows:

Exhibit 1	Joint Filing Agreement between RFX and Sillerman, dated December 23, 2004.(1)
Exhibit 2	Joint Filing Agreement between Sillerman, the Partnership, Tytel and Slater, dated February 7, 2005. (2)
Exhibit 3	Purchase Agreement, dated as of December 15, 2004, by and among the Issuer, RFX and the Principal Stockholders. (2)
Exhibit 3	Amendment to Purchase Agreement, dated as of February 7, 2005, by and among the Issuer, RFX and the Principal Stockholders. (2)
Exhibit 4	Stock Purchase Agreement, dated as of December 15, 2004, by and among RFX and the Principal Stockholders. (2)
Exhibit 5	Amendment to Stock Purchase Agreement, dated as of February 7, 2005, by and among RFX and the Principal Stockholders. (2)
Exhibit 6	Contribution and Exchange Agreement, dated as of December 15, 2004, between the Issuer, The Promenade Trust and RFX. (2)
Exhibit 7	Amendment to the Contribution and Exchange Agreement, dated as of February 7, 2005, between the Issuer, The Promenade Trust and RFX. (2)
Exhibit 8	Form of Common Stock Purchase Warrant, dated as of February 7, 2005, issued to the Reporting Persons. (2)
Exhibit 9	Stock Pledge Agreement, dated as of February 7, 2005, by and among RFX, Ronald S. Boreta, John Boreta and Boreta Enterprises, Ltd. (2)
Exhibit 10	Power of Attorney from Sillerman.(2)
Exhibit 11	Power of Attorney from the Partnership. (2)
Exhibit 12	Power of Attorney from Slater. (2)
Exhibit 13	Power of Attorney from Benson. (2)
Exhibit 14	Joint Filing Agreement between Sillerman and the Partnership, dated January 4, 2006. (3)
Exhibit 15	Joint Filing Agreement and Power of Attorney between Sillerman, the Partnership, Capital Holdings and Fuller, dated as of June 5, 2006.(4)
Exhibit 16	Agreement and Plan of Merger, dated as of June 1, 2007, by and among 19X, Inc., 19 Acquisition Corp. and CKX, Inc. (4)
Exhibit 17	Management Cooperation Agreement, dated as of June 1, 2007, by and among CKX, Inc. and each of the stockholders set forth on Schedule I thereto. (4)

Exhibit 18	Membership Interest Purchase Agreement, dated as of June 1, 2007, by and among FX Luxury Realty, LLC, CKX, Inc., and Flag Luxury Properties, LLC. (4)
Exhibit 19	Repurchase Agreement, dated as of June 1, 2007, by and among FX Luxury Realty, LLC, CKX, Inc., Flag Luxury Properties LLC, Robert F.X. Sillerman, Brett Torino and Paul C. Kanavos. (4)
Exhibit 20	Consent and Agreement to Joint Filing. (5)
Exhibit 21	Letter Agreement, dated June 1, 2007, between 19X, Inc. and the Promenade Trust. (5)
Exhibit 22	Letter Agreement, dated June 1, 2007, between 19X, Inc., Simon Robert Fuller and Robert F.X. Sillerman. (5)
Exhibit 23	Equity Derivatives Letter Agreement, dated July 18, 2007, between the Tomorrow Foundation and Bear, Stearns International Limited regarding the forward sale of 3,000,000 shares of Common Stock. (5)
Exhibit 24	Equity Derivatives Letter Agreement, dated July 18, 2007, between the Tomorrow Foundation and Bear, Stearns International Limited regarding a put with respect to 3,000,000 shares of Common Stock. (5)
Exhibit 25	Guaranty, dated as of July 18, 2007, by Robert F.X. Sillerman in favor of Bear, Sterns International Limited. (5)
Exhibit 26
Amendment, dated July 18, 2007, to the Management Cooperation Agreement, dated June 1, 2007, by and among CKX, Inc. and each of the stockholders set forth on Schedule I to the Management Cooperation Agreement. (5)

Exhibit 27
Debt Commitment and Engagement Letter, dated November 7, 2007 from Credit Suisse, Credit Suisse Securities (USA) LLC, Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc., addressed to 19X, Inc.

Exhibit 28	Sillerman Commitment Letter, dated November 7, 2007 from Robert F.X. Sillerman, addressed to 19X, Inc.
Exhibit 29	Huff Letter, dated November 6, 2007 from The Huff Alternative Fund, L.P. and The Huff Alternative Parallel Fund, L.P., addressed to Robert F.X. Sillerman and 19X, Inc.

(1) Previously filed with the SEC with the Original 13D.

(2) Previously filed with the SEC with Amendment No. 1.

(3) Previously filed with the SEC with Amendment No. 2.

(4) Previously filed with the SEC with Amendment No. 3.

(5) Previously filed with the SEC with Amendment No. 4.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROBERT F.X. SILLERMAN

Date: November 19, 2007	/s/ Robert F.X. Sillerman

SILLERMAN COMMERCIAL HOLDINGS PARTNERSHIP, L.P.
/s/ Robert F.X. Sillerman
Date: November 19, 2007	By: Robert F.X. Sillerman, as President of Sillerman Investment Corporation
Its: General Partner

SILLERMAN CAPITAL HOLDINGS, L.P.
/s/ Robert F.X. Sillerman
Date: November 19, 2007	By: Robert F.X. Sillerman, as President of Sillerman Capital Holding, Inc.
Its: General Partner

SIMON FULLER

Date: November 19, 2007	/s/ Simon Fuller

19X, INC.
/s/ Simon Fuller
Date: November 19, 2007	By: Simon Fuller
Its: Chief Executive Officer

THE TOMORROW FOUNDATION
/s/ Robert F.X. Sillerman
Date: November 19, 2007	By: Robert F.X. Sillerman
Its: Vice President